[Dechert LLP Letterhead]

July 2, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Income Fund (on behalf of Fidelity Advisor Government Income Fund), File No. 811-04085

Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Fidelity Income Fund (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Fidelity Advisor Government Income Fund, a series of the Registrant, will acquire all of the assets of Capital One U.S. Government Income Fund, a series of Capital One Funds, in exchange for shares of the Fidelity Fund. Please note that the Part A of this filing is the same as the Part A of the N-14 for Fidelity Advisor Series I, Fidelity Fixed-Income Trust and Fidelity Colchester Street Trust.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 617.728.7153 or Joseph R. Fleming at 617.728.7161.

Very truly yours,

/s/ Colin J. Dean
Colin J. Dean

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